Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF OCTOBER 31 2011

DATE, TIME AND PLACE: On October 31 2011, at 5:00 p.m., at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal - Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIR:    Roberto Egydio Setubal – Vice President.

QUORUM:    The majority of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Whereas:

a)
on November 1st 2010, the Board of Directors authorized the buyback of the Company’s own shares in the period from November 5 2010 to November 4 2011, pursuant to the limits of 9,000,000 common shares and 56,700,000 preferred shares;

b)
there currently exist and held as treasury stock 2,127 common shares and 58,666,547 preferred shares issued by the Company, of this total 40,970,900 preferred shares being acquired in the period from November 2010 to September 2011, (of which 5,128,750 remain in custody at BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange for providing the underlying support for the issue of securities under the Argentine Depositary Receipts-CEDEARs) Program; and

c)
the Company believes this authorization to be in the best interests of its stockholders, the share acquisition process  having the purpose of applying available funds as well as any buyback operations executed within its scope,

HAVE UNANIMOUSLY RESOLVED:

a)
to authorize the acquisition of up to 9,000,000 common shares and 56,700,000 preferred shares of the Company’s own issue, without reduction in the value of the capital stock, for holding as treasury stock, cancellation or resale to the Market, pursuant to paragraphs 1 and 2, Article 30 of Law 6.404/76 and CVM Instructions 10/1980, 268/1997 and 390/2003;

b)
to attribute to the Executive Board the authority to establish the opportunity for acquisition of the shares within these limits which represent less than 10% of the 215,183,513 common shares and of the 2,205,623,918 preferred shares of the Company’s Free Float; and

MEETING OF THE BOARD OF DIRECTORS OF OCTOBER 31 2011 OF ITAÚ UNIBANCO HOLDING S.A.	Page 2

c)
that these acquisitions be effected through the Stock Exchanges during the period from November 4 2011 to November 5 2012, at market value, using funds available and held in the Capital Reserve (“Reserve for Goodwill on the Issue of Shares”) and Revenue Reserve (“Reserve for Working Capital”), and intermediated by Itaú Corretora de Valores S.A. with its registered offices at Av. Brigadeiro Faria Lima, 3400, 10th floor in the city and state of São Paulo.

CONCLUSION: The agenda having been concluded and no further matters being raised by the floor, the meeting was declared closed and these minutes were drafted, read, approved and signed by all. São Paulo, October 31 2011. (signed) Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice-Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and  Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer